                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                        SCHEDULE 13D (AMENDMENT NO.13)
                   Under the Securities Exchange Act of 1934

                             Data I/O Corporation
                     ------------------------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                     ------------------------------------
                        (Title of Class of Securities)

                           CUSIP Number:  237690102

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 2, 1999
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )





                              Page 1 of 18 Pages

            Exhibit Index on Page 10.

                                 SCHEDULE 13D

CUSIP No. 237690102

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      900 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            1,433,425 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  900 shares of Common Stock

              10. Shared Dispositive Power

                  1,433,425 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,434,325 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    19.69%

14. Type of Reporting Person

    IN
                              Page 2 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      973,400 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  973,400 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    973,400 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    13.36%

14. Type of Reporting Person
    CO
                              Page 3 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       460,025 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   460,025 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    460,025 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    6.31%

14. Type of Reporting Person
    EP
                              Page 4 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Mr. Matthew Ceiley.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        PF

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      700 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  700 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    700 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    .01%

14. Type of Reporting Person
    IN
                              Page 5 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Mr. Zachary Ceiley.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        PF

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        U.S.A

Number of      7. Sole Voting Power
Shares
Beneficially      800 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  800 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    800 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    .01%

14. Type of Reporting Person
    IN
                              Page 6 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Family Steak Houses of Florida, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Florida

Number of      7. Sole Voting Power
Shares
Beneficially      6,000 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  6,000 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    6,000 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    .08%

14. Type of Reporting Person
    CO
                              Page 7 of 18 Pages

Item 2.   Identity and Background
          -----------------------


          (a) - (c), (f). This Schedule 13D is being filed by Mr. Glen F. Ceiley ("Mr. Ceiley"), Bisco Industries, Inc., an Illinois corporation ("Bisco"), the Bisco Industries, Inc. Profit Sharing and Savings Plan (the "Plan"), Matthew Ceiley ("M. Ceiley"), Zachary Ceiley ("Z. Ceiley"), and Family Steak Houses of Florida, Inc. ("FSH") Mr. Ceiley, Bisco, the Plan, M. Ceiley, Z. Ceiley, and FSH are hereinafter collectively referred to as the "Reporting Persons."

          Mr. Ceiley's principal employment is President of Bisco and his business address is 704 W. Southern Ave., Orange, CA 92865. Mr. Ceiley is a citizen of the United States of America.

          Bisco's principal business is the distribution of fasteners and electronic components. Bisco is an Illinois corporation. Its principal office is located at 704 W. Southern Ave., Orange, CA 92865. Mr. Ceiley owns 100% of the voting common stock of Bisco.

          The Plan was adopted by the Board of Directors of Bisco for the exclusive benefit of eligible Bisco employees. The Plan's business address is 704 W. Southern Ave., Orange, CA 92865. Mr. Ceiley is the sole trustee of the Plan.

          M. Ceiley is a student, and his residence is 304 Evening Star Lane, Newport Beach, CA 92660.

          Z. Ceiley is a student, and his residence is 304 Evening Star Lane, Newport Beach, CA 92660.

          FSH's principal business is the ownership and operation in the State of Florida of franchised Ryan's Family Steak House restaurants. FSH is a Florida corporation. Its principal office is located at 2113 Florida Boulevard, Neptune Beach, FL 32266.



          (d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              Page 8 of 18 pages

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
          Item 3 to Schedule 13D is amended as follows:

          Mr. Glen Ceiley purchased directly 900 shares for a total consideration of $2,137.50 from his personal funds. M. Ceiley, purchased directly 700 shares for a total consideration of $962.50 from his personal funds. Z. Ceiley, purchased directly 800 shares for a total consideration of $1,500.00 from his personal funds. FSH purchased 6,000 shares for a total consideration of $11,250.00 from its working capital. Bisco purchased 973,400 shares for a total consideration of $1,887,516.82. Bisco paid for such Shares from its working capital, including funds made available in the ordinary course of business under its working capital credit facility. The Plan purchased 460,025 shares for a total consideration of $1,210,186.45 using funds held in the Plan for investment purposes.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------
          Item 5 to Schedule 13D is amended as follows:

          (a) As of the close of business on December 6, 1999, the Reporting Persons owned in the aggregate, 1,441,825 Shares, which represent approximately 19.79% of the 7,285,790 Shares outstanding as of November 2, 1999 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. In accordance with the Rule 13d-5 (b) (1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Glen Ceiley, individually and as Trustee of the Plan, the Plan, Bisco and M. Ceiley individually, Z. Ceiley individually, and FSH may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

          As of close of business on December 6, 1999, (i) Mr. Glen Ceiley benefically owned an aggregate of 1,434,325 Shares, of which 900 shares were owned by Mr. Ceiley individually, 973,400 Shares were owned by Bisco, of which Mr. Glen Ceiley is the sole stockholder and President, and 460,025 Shares were held by Mr. Glen Ceiley as sole Trustee of the Plan, and (ii) M. Ceiley owned 700 Shares, (iii) Z. Ceiley owned 800 Shares and (iv) FSH owned 6,000 Shares.

          (b) Mr. Glen Ceiley has the sole power to vote and to dispose of the Shares owned by the Plan and Bisco.

          (c) Since the Reporting Persons most recent filing on Schedule 13D, the Reporting Persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

          (d) Not applicable

          (e) Not applicable

                                   Page 9 of 18 Pages

Item 7.  Material to be Filed as Exhibits
         ------------------------------------------

         Exhibit 1. Joint Filing Agreement dated as of          Page Number
         September 20, 1999                                              18

                              Page 10 of 18 Pages

                                  SCHEDULE 1


The Reporting Persons have engaged in the following transactions in Shares since September 27, 1999, the last day on which a transaction in the shares by the reporting persons was reported on the Schedule 13D. All transactions involved purchases of Shares on the NASDAQ.


Transaction               Number of        Price
   Date                    Shares        Per Share*        Purchaser
-----------               -----------   -----------    ------------------

27-OCT-99                   5,000           1.4375      BISCO
28-OCT-99                   6,200           1.4254      BISCO
01-NOV-99                   5,000           1.4375      BISCO
02-NOV-99                   5,000           1.5000      BISCO
03-NOV-99                   7,300           1.4803      BISCO
05-NOV-99                   4,000           1.6250      BISCO
10-NOV-99                   4,000           1.9375      BISCO
12-NOV-99                   2,100           2.1875      BISCO
17-NOV-99                   8,000           2.4453      BISCO
18-NOV-99                   3,000           2.3125      BISCO
19-NOV-99                   4,000           2.3438      BISCO
22-NOV-99                   1,300           2.2981      BISCO
23-NOV-99                   4,200           2.1905      BISCO
24-NOV-99                   3,000           2.0000      BISCO
01-DEC-99                   1,000           2.0625      BISCO
02-DEC-99                   2,000           2.0313      BISCO
03-DEC-99                   3,000           1.8750      BISCO

* Excluding commissions

                              Page 11 of 18 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 1999



                       /s/ Matthew Ceiley
                    --------------------------
                    Name:  Matthew Ceiley


                              Page 12 of 18 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 1999



                       /s/ Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley


                              Page 13 of 18 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 1999



                         Bisco Industries, Inc.


                             /s/ Glen F. Ceiley
                          ---------------------------------
                          Name:  Glen F. Ceiley
                          Title: President

                              Page 14 of 18 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 1999


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                       /s/ Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee


                              Page 15 of 18 Pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 1999



                       /s/ Zachary Ceiley
                    --------------------------
                    Name:  Zachary Ceiley


                              Page 16 of 18 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 1999



                        Family Steak Houses of Florida, Inc.


                             /s/ Glen F. Ceiley
                          ---------------------------------
                          Name:  Glen F. Ceiley
                          Title: Chairman

                              Page 17 of 18 pages